

UNITED STATES
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 22, 2013

Via E-mail
Michael G. Hanna, Jr., Ph.D.
Chief Executive Officer
Vaccinogen, Inc.
5300 Westview Drive, Suite 406
Frederick, MD 21703

> **Re:** **Vaccinogen, Inc.**
> **Registration Statement on Form S-1**
> **Filed July 12, 2013**
> **File No. 333-189927**

Dear Dr. Hanna:

We have limited our review of your registration statement to those issues we have addressed in our comments

1. We note that this registration statement seeks to register up to 6 million shares of common stock to be put to Kodiak Capital Group pursuant to an investment agreement. Our staff accommodation permitting the resale offering of shares to be issued under an equity line transaction is not available where there is not an active public market for the shares being offered. In this regard, there is no evidence of trading in your common stock on a national securities exchange or through the facilities of the OTC Bulletin Board or the OTCQX or OTCQB marketplaces of OTC Link ATS. However, we note that you have filed a registration statement on Form 10 to register your common stock under Section 12(g) of the Exchange Act and that your Form S-1 indicates that you will seek to be listed on the OTCQB marketplace upon effectiveness of your Form 10. As such, we will be willing to consider a request to accelerate the effectiveness of your Form S-1 once your registration statement on Form 10 is effective and there is an active public market for your common stock on a national securities exchange or through the facilities of the OTC Bulletin Board or the OTCQX or OTCQB marketplaces.

2. Please revise Form S-1 to reflect any changes to your disclosure made in the course of our review of your registration statement on Form 10. We will not be in a position to accelerate the effectiveness of your Form S-1 until the applicable disclosures therein are consistent with the disclosures made in your Form 10.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comment, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Austin Stephenson at (202) 551-3192, Bryan Pitko at (202) 551-3203, or me at (202) 551-3715 with any questions.

Sincerely,

/s/ Bryan J. Pitko

Jeffrey P. Riedler
Assistant Director

cc:     Via E-mail
        Gregory R. Carney, Esq.
        Indeglia & Carney